Exhibit 99.54

Consent of Independent Registered Public Accounting Firm

July 19, 2021

We, MNP LLP, consent to the use of our report, dated June 24, 2021, with respect to the consolidated financial statements of Field Trip Health Ltd. for the year ending March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020, incorporated by reference in this Registration Statement on Form 40-F.

/s/ MNP LLP

MNP LLP
Chartered Professional Accountants, Licensed Public Accountants
Waterloo, Canada